METROPOLITAN SERIES FUND II

Assistant Secretary’s Certificate

The undersigned, Assistant Secretary of the Metropolitan Series Fund II (the “Trust”), hereby certifies that the following is a true copy of a resolution adopted by the Trustees of the Trust at a meeting held November 7, 2006:

RESOLVED:	That, after considering all relevant factors, the Board hereby approves (i) the participation in the joint fidelity bond issued by National Union Fire Insurance Company providing fidelity bond protection of $15,000,000 for the Trust and each series of Metropolitan Series Fund, Inc. (“Met Series Fund”) as being reasonable in form and amount, (ii) the action of the Trust in joining such joint fidelity bond and (iii) the Trust’s participation in such joint fidelity bond as being in the best interest of the Trust, and hereby approves as fair and reasonable the premium of $68,000 for such joint fidelity bond for the period of December 15, 2007 to December 15, 2008, and the allocation of such premium between the Trust and Met Series Fund as described in the memorandum to the Trustees from Peter Duffy dated October 20, 2006 (such premium allocation to the Trust and Met Series Fund (and each series thereof) being based upon the relative quoted cost to Trust and Met Series Fund of obtaining such insurance separately).

IN WITNESS WHEREOF, I have hereunto set my hand as of this 26th day of February, 2008.

/s/ Michael P. Lawlor
Michael P. Lawlor
Assistant Secretary